UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated May 21, 2008
         Record Revenue of $98 Million and $229 Million Non-GAAP Cash and
         Cash Equivalents Reported by CDC Corporation for Q1 2008

1.02     Press release dated May 21, 2008
         CDC Games Reiterates Revenue and Adjusted Net Income Guidance for
         Second Quarter 2008

1.03     Press release dated May 22, 2008
         CDC Corporation to Continue Share Repurchase Initiative

1.04     Press release dated May 27, 2008
         CDC Games Sees Strong Daily Revenue Rebound Post Earthquake

1.05     Press release dated May 28, 2008
         CDC Software’s Ross ERP Helps U.K.  Food Manufacturer Grow Net
         Profit 82 Percent and Increase Revenue 73 Percent in 2007

1.06     Press release dated May 29, 2008
         CDC Corporation and its Chief Executive Officer Commence
         Previously-Announced Share Repurchase Initiatives

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: May 29, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated May 21, 2008 -- Record Revenue of $98 Million and $229 Million Non-GAAP Cash and Cash Equivalents Reported by CDC Corporation for Q1 2008
1.02	Press release dated May 21, 2008 -- CDC Games Reiterates Revenue and Adjusted Net Income Guidance for Second Quarter 2008
1.03	Press release dated May 22, 2008 -- CDC Corporation to Continue Share Repurchase Initiative
1.04	Press release dated May 27, 2008 -- CDC Games Sees Strong Daily Revenue Rebound Post Earthquake
1.05	Press release dated May 28, 2008 -- CDC Software’s Ross ERP Helps U.K. Food Manufacturer Grow Net Profit 82 Percent and Increase Revenue 73 Percent in 2007
1.06	Press release dated May 29, 2008 -- CDC Corporation and its Chief Executive Officer Commence Previously-Announced Share Repurchase Initiatives